CM

09057986

COMMISSION
...20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 32296

SEC Mail Processing Section

FEB 19 2009

Washington, DC 111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GoldK Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Federal St, 6th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonid Berline (617) 896-3547
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G Financial Services, Inc. (Formerly known as Saltz, Shamis & Goldfarb, Inc.)
(Name – *if individual, state last, first, middle name*)

301 Springside Drive	Akron	OH	44333
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Leonid Berline, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GoldK Investment Services, Inc., as of December, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IRINA KLEBANOV
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires June 21, 2013

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDK INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

GOLD K INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

SS&G Financial Services
Certified Public Accountants & Advisers

Report of Independent Auditors

Akron Office
301 Springside Drive
Akron, Ohio 44333
(330) 668-9696
fax (330) 668-2538
www.SSandG.com

To the Stockholder and Board of Directors of
GoldK Investment Services, Inc.

We have audited the accompanying statement of financial condition of GoldK Investment Services, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GoldK Investment Services, Inc. at December 31, 2008, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of the Company taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Providing the services that bring solutions.

SS & G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

February 6, 2009
Akron, Ohio

GOLDK INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Assets	
Cash	$ 89,211
Accounts receivable, net of allowance of $750	84,750
NSCC Clearing Deposit	10,000
Prepaid expenses	15,514
Deferred tax asset	5,665
Due from stockholder	38,734
Total assets	$ 243,874
Liabilities	
Accounts payable and accrued expenses	$ 56,812
Total liabilities	56,812
Stockholder's equity	
Common stock, no par value, authorized, issued and outstanding 200 shares	-
Additional paid-in capital	598,602
Accumulated deficit	(411,540)
Total stockholder's equity	187,062
Total liabilities and stockholder's equity	$ 243,874

See accompanying notes to financial statements.

GOLDK INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	
12b-1 Commissions, net	$ 685,791
Interest income	1,419
Other income	212
Total revenues	687,422
Expenses	
Regulatory fees	14,110
Other selling, general and administrative expenses	152,054
Management fee	526,618
Total operating expenses	692,782
Operating loss	(5,360)
Income tax benefit	(12,713)
Net income	$ 7,353

See accompanying notes to financial statements.

GOLD K INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2007	$ 598,602	$ (418,893)	$ 179,709
Net income	-	7,353	7,353
Balance at December 31, 2008	$ 598,602	$ (411,540)	$ 187,062

See accompanying notes to financial statements.

GOLD K INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities	
Net income	$ 7,353
Adjustments to reconcile net income to net cash used by operating activities:	
Deferred income taxes	(3,149)
Changes in assets and liabilities:	
Decrease in accounts receivable	39,625
Increase in prepaid expenses	(10,904)
Decrease in accounts payable and accrued expenses	(29,097)
Change in due to/due from stockholder	(67,593)
Net cash used by operating activities	(63,765)
Decrease in cash	(63,765)
Cash at beginning of year	152,976
Cash at end of year	$ 89,211

See accompanying notes to financial statements.

NOTE A - Summary of Significant Accounting Policies

Organization and Basis of Presentation
GoldK Investment Services, Inc. (the Company or GKIS) is a mutual fund retailer for the ERISA Qualified Plans (such as 401(k)) only, and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of The Retirement Plan Company, LLC (the Parent). The Company provides services to ERISA Qualified Plan Sponsors, Trustees, Participants as well as financial advisors, broker-dealers and registered representatives in facilitating the trading of Mutual Fund shares. The assets are coming from Qualified Plan Participants directly to the ERISA custodians. Currently four Trust Companies are involved in connection to these activities: Matrix Settlement and Clearing Services, The Charles Schwab Trust Company, Fidelity Investments and Sungard Transaction Network. Securities are held in custody of the above listed Trust Companies.

GKIS does not: 1) maintain custody of customer funds or securities, or 2) maintain customer accounts.

GKIS does not: 1) make any recommendations to buy, sell or hold any securities, or 2) make any recommendations or comments in regard to the suitability.

GKIS does not: 1) have any discretion over customer's funds or securities, or 2) enter, execute, or affect in any other way client's trading activity.

GKIS is acting as a Broker of Record for some of the Custodial Accounts for ERISA Qualified Plans. Accounts are being held in Custody of the Trust Companies For the Benefit of the Plan. 100% of assets that GKIS is acting as a Broker of Record for are ERISA qualified and are being record-kept by its Parent. GKIS acts as a Broker of Record for Omnibus Mutual Fund accounts that are being established in order to facilitate the trading for the plans.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Concentration of Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of temporary cash investments. The Company maintains its temporary cash investments with a financial institution. The investments maintained by the financial institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2008 the Company had no other significant concentrations of risk.

NOTE A - Summary of Significant Accounting Policies, continued

Financial Instruments
The carrying values of the Company's financial instruments approximate their fair values at December 31, 2008.

Recognition of Commission Revenue and Expense
The Company earns 12b-1 commissions for facilitating the purchases of mutual funds shares for 401 (k) and profit sharing plans. Commissions earned on balances are based on the average balances maintained in the funds for the benefit of 401(k) and profit sharing plan participants and are recorded on an accrual basis. Any commissions paid to another brokerage firm are recorded as a deduction of revenue earned.

Recent Accounting Pronouncements
In 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FASB Staff Position No. 48-3 permits nonpublic enterprises to defer the effective date of Interpretation 48 until fiscal years beginning after December 15, 2008. The Company's management has elected to defer the application of FIN 48. The Company does not expect the adoption of FIN 48 to have a material impact on its results of operations or financial condition.

FIN 48 must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying FIN 48 at adoption, if any, is to be reported as an adjustment to opening retained earnings for the year of adoption. Implementation of FIN 48 will require management of the Company to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are potentially subject to examination by taxing authorities. For the current period and until the implementation of FIN 48, management continues to evaluate uncertain tax positions in accordance with the guidance in SFAS No. 5, *Accounting for Contingencies*.

NOTE A - Summary of Significant Accounting Policies, continued

Income Taxes

Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not some or all of the deferred taxes will not be realized.

The accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities at December 31, 2008:

Deferred tax asset	$ 5,665
Deferred tax liability	-
Net deferred tax asset	$ 5,665

The deferred tax asset results from timing differences in the deductibility of management fees and the allowance for doubtful accounts.

Income tax benefit is comprised of the following for the year ended December 31, 2008:

Current federal and state income tax benefit	$ 9,564
Deferred income tax benefit	3,149
	$ 12,713

NOTE B - Benefits

The Parent administers a 401(k) salary investment plan covering virtually all of the Company's full-time employees. There were no contributions by either the Company or the Parent during the year ended December 31, 2008.

NOTE C - Related-Party Transactions

The Company has entered into a support and services agreement with its Parent, whereby the Parent provides various administrative and operational support services to the Company. The monthly fee for these services shall be an amount equal to 100% of any and all net operating income of the Company for the preceding month. Management fee expense totaled $526,618 for the year ended December 31, 2008.

An officer of the Company also serves as an officer of another company which GKIS conducts transactions with. During 2008, GKIS paid commissions and advisor expenses to this company of $3,209 and $39,600, respectively.

NOTE D - Net Capital Requirements

As a member organization of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2008 was $5,000. At December 31, 2008, the Company's net capital was $135,012 and exceeded the minimum net capital requirement by $130,012. The Company's ratio of aggregate indebtedness at December 31, 2008 was 0.42 to 1.

Supplemental Information

GOLD K INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

Total Stockholder's Equity from Statement of Financial Condition		$ 187,062
Deductions:		
Nonallowable assets:		
Accounts receivable	$ 30,871	
Prepaid expenses	15,514	
Deferred tax asset	5,665	
	52,050	
Net capital		135,012
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital		$ 130,012
Total aggregate indebtedness		$ 56,812
Percentage of aggregate indebtedness to net capital		42%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II(A) FOCUS Report filing for the period October 1, 2008 through December 31, 2008.

GOLD K INVESTMENT SERVICES, INC.

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

Supplementary Report

SS&G Financial Services
Certified Public Accountants & Advisers

Akron Office
301 Springside Drive
Akron, Ohio 44333
(330) 668-9696
fax (330) 668-2538
www.SSandG.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
GoldK Investment Services, Inc.

In planning and performing our audit of the financial statements of GoldK Investment Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS&G Financial Services
Certified Public Accountants & Advisers
www.SSandG.com

SS & G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

February, 6 2009
Akron, Ohio

END